UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
RECORD OF AUTOMATIC WITHDRAWAL

FORM APP WDG

Pursuant to Investment Company Act Rule 0-5(f)(2)(ii)

Applicant Name: North Haven Private Assets Fund, et al.

File Number: 812-15848

The applicant did not file an amendment within 30 days responsive to the comments the Commission staff provided on the above-referenced application on September 3, 2025. Pursuant to rule 0-5(f)(2)(ii) under the Investment Company Act of 1940, the above-referenced application was automatically deemed withdrawn as of the expiration of such 30-day period.